

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 26, 2014

<u>Via E-mail</u>
Ross G. Clarkson
Chief Executive Officer
TransGlobe Energy Corporation
Suite 2300, 250
Fifth Street SW
Calgary, Alberta, Canada T2P 0R4

> **Re: TransGlobe Energy Corporation**
> **Annual Report on Form 40-F for Fiscal Year Ended December 31, 2012**
> **Filed March 14, 2013**
> **Response dated February 13, 2014**
> **File No. 1-31891**

Dear Mr. Clarkson:

        We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/H. Roger Schwall

                        H. Roger Schwall
                        Assistant Director